EXHIBIT NO. 3
RITCHIE BROS. AUCTIONEERS INCORPORATED
Management’s Discussion and Analysis of Financial Condition
And Results of Operations
For the Year Ended December 31, 2005

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Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2005 compared to the year ended December 31, 2004. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 17, 2006. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at the date of this discussion, we operated from more than 110 locations, including 31 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries. We intend to use unreserved auctions to create and deliver a global marketplace.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within the global industrial equipment market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of equipment we sell changes hands each year; our share of this market is roughly 2%.
In 2005, more than 80% of the buyers at our auctions were end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). This is roughly consistent with the relative proportions in recent periods. Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between owners of industrial assets are still the dominant type of transaction in the used truck and equipment markets.
We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our marketing skills, our internet tools and our in-depth experience in the marketplace.

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Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963 because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the equipment sold at any particular auction leaves the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of industrial assets rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the year ended December 31, 2005, we had nearly 214,000 bidder registrations at our industrial auctions, compared to approximately 202,000 in 2004. We received nearly 28,000 industrial asset consignments in 2005, compared to almost 25,000 in 2004. A consignment is typically comprised of multiple lots.
Our principle goals are to grow our earnings per share at a manageable pace and to maintain the Ritchie Bros. culture. One of our primary strategies for increasing our earnings is to grow our gross auction sales, which is the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there is an opportunity for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of his assets, we will pursue that opportunity.
We also intend to continue adding to our network of auction sites, as well as upgrading existing auction sites. This part of our strategy is discussed in more detail below.
Attracting and retaining the best people is another aspect of our strategy, and this is an important part of our goal of maintaining our corporate culture. In addition, we are continuing to develop our training programs and to implement tools to increase the productivity of our sales force and to enhance the service we provide to our customers.
In 2004 we launched a strategic initiative, which we call Mission 2007, or M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives. We are rethinking all of our business processes and systems, and this initiative has become an important component of our growth strategy. We expect that improvements we anticipate as a result of this initiative will provide a platform for growth well into the future, and will allow us to increase our earnings without an equivalent increase in our headcount or administrative expenses. We started implementing new systems and processes in 2005, including an Oracle enterprise resource planning, or ERP, system. The first stage of the Oracle implementation is expected to be complete in 2006, with the remaining stages to be substantially complete in 2007.
We are also using the internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Approximately 20% of the bidders at our auctions in 2005 participated over the internet.
During 2005, we conducted 153 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Asia. We also held 99 unreserved agricultural auctions during the year,

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primarily in Canada. Although our auctions vary in size, the average industrial auction in 2005 had gross auction sales of $13.2 million, compared to approximately $12.0 million in 2004. Approximately 57% of our auction revenues was earned from operations in the United States (2004 – 57%), 23% was earned in Canada (2004 – 20%) and the remaining 20% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2004 – 23%). We had 675 full-time employees at December 31, 2005, including 211 sales representatives.
We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange (the TSX). At February 17, 2006 we had 34,437,400 common shares issued and outstanding and stock options outstanding to purchase a total of 834,089 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
An important indicator of our operating performance is gross auction sales. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements; however, we believe that gross auction sales provides an important comparative assessment of our relative operating performance between periods. Auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.
In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The equipment is sold on an unreserved basis in the same manner as other consignments, and if the actual auction proceeds are less than the guaranteed amount, our commission is reduced. If proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are outstanding for less than 45 days in most cases. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year. The combined exposure at any time from all outstanding guarantees also fluctuates from period to period but is usually less than $35 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have generally represented approximately 15% of gross auction sales on an annual basis.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented approximately 10% of gross auction sales on an annual basis.

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The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of our future performance, and we do not have a target for the relative mix of contracts in any particular period. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.
Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we increased our expected average auction revenue rate to be in the range of 9.50% to 10.00%, and we reaffirmed this expectation at the end of 2004. We achieved an auction revenue rate of 10.16% for 2005 and we believe that our sustainable average auction revenue rate continues to be in the range of 9.50% to 10.00%.
The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (i.e. our guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate. The variability can be more pronounced in the first and third calendar quarters because of the seasonality of our business.
Our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from

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conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.
Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Recent Developments
In January 2006 we completed the acquisition of the business and assets of Dennis Biliske Auctioneers, a North Dakota-based auctioneer of agricultural equipment and real estate. The acquisition is designed to expand our agricultural operations and establish our presence in the agricultural equipment and land markets in the United States. Included in the acquisition of the business was a 25-acre permanent agricultural auction facility in Buxton, North Dakota. Dennis Biliske, the founder and President of the acquired business, will lead our agricultural auction operations in North Dakota and surrounding states. We believe that the addition of the Biliske business will provide an initial platform for us to increase our agricultural equipment and real estate sales in the large and very fragmented U.S. market. Despite the operational benefits of the transaction, the financial terms are not considered to be material relative to our consolidated operations.
Developments in 2005
Highlights of the year ended December 31, 2005 included:
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $79 million.

•	We broke regional auction sales records in Denver, Colorado; Chicago, Illinois; Sacramento, California; Phoenix, Arizona; Atlanta, Georgia; North East, Maryland; Vancouver, B.C.; Edmonton, Alberta; Montreal, Quebec; and Melbourne, Australia. We also held our largest-ever Canadian auction, at our permanent auction site in Grande Prairie, Alberta.

•	We held our 100th European industrial auction.

•	We held our first auction at our new permanent auction site in Sacramento, California.

•	We commenced construction on a new permanent auction site in Nashville, Tennessee.

•	We purchased approximately 125 acres of land in Houston, Texas for consideration of $8.5 million and commenced construction on a new permanent auction site, which will replace our existing facility in Houston.

•	We purchased approximately 160 acres of land in Denver, Colorado for consideration of $3.5 million on which we intend to build a new permanent auction site, which will replace our existing facility in Denver.

•	We purchased approximately 62 acres of land in Saskatoon, Saskatchewan for consideration of $0.4 million, and we intend to construct a modest auction facility intended primarily for agricultural equipment auctions.

•	We entered into a three-year lease for a property in Livorno, Italy, which became a new regional auction unit.

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•	We completed the sale of property that was not being used in our operations in Fort Worth, Texas, for proceeds of $6.0 million and a pre-tax gain of $5.5 million, and in Prince George, British Columbia, for proceeds of $1.3 million and a pre-tax gain of $0.9 million.

•	We appointed our first sales representatives in Poland, Finland and Switzerland.

•	Our Board of Directors appointed Randy J. Wall to the position of President – Canada, Europe and Middle East. Mr. Wall was previously President and Chief Operating Officer. Robert K. Mackay was appointed to the position of President – United States, Asia and Australia, having previously been Executive Vice-President.

•	Our Board of Directors appointed David D. Nicholson to the position of Senior Vice-President, South Central, Mexico and South America Divisions, and Guylain Turgeon to the position of Senior Vice-President and Managing Director, European Operations.

•	Roger Rummel, a Senior Vice-President and long-time member of our management team, retired effective March 31, 2005.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.
The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

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Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2005 and determined that no impairment had occurred.
Recent Accounting Pronouncements
During 2005, the Canadian Institute of Chartered Accountants (the CICA) issued new accounting standards for financial instruments comprising Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”. There are also a number of significant consequential amendments to other Sections. Financial instruments include accounts receivable and payable, loans, investments and derivative contracts. Application of Section 3865 is optional unless an entity chooses to apply hedge accounting. These standards are effective January 2007. We have not completed our evaluation of the impact on our consolidated financial statements of the implementation of these standards.
Disclosure Controls and Procedures
Based on current securities legislation in Canada, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2005.
We performed an evaluation under the supervision and with participation of our Chief Executive officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2005. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of December 31, 2005.
Overall Performance
For the year ended December 31, 2005 we recorded auction revenues of $212.6 million and net earnings of $53.6 million, or $1.54 per diluted common share. Net earnings for the year would have been $49.5 million, or $1.43 per diluted share, had total after-tax gains of $4.1 million ($6.4 million before tax) recorded on the sale of excess properties in Texas and British Columbia been excluded. We have highlighted these gains because we do not believe that sales of properties are part of our normal recurring operations. For the year ended December 31, 2004, we had auction revenues of $182.3 million and net earnings of $34.9 million, or $1.01 per diluted common share. Earnings increased mainly as a result of higher gross auction sales in 2005, offset in part by higher operating costs and income tax expenses. We ended the year with working capital of $84.1 million, compared to $36.9 million at the end of 2004.

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Selected Annual Information
The following selected consolidated financial information as at December 31, 2005, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2005 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.
Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 9 of our consolidated financial statements for the year ended December 31, 2005. All dollar amounts in the following table are in thousands of United States dollars, except per share data.

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	Year Ended December 31,
	2005	2004	2003

Statement of Operations Data:

Auction revenues (1)	$212,633	$182,257	$161,542
Direct expenses	(27,035)	(23,472)	(22,099)

	185,598	158,785	139,443
Operating expenses (2)	(107,842)	(98,375)	(83,038)
Other income (expenses) (3)	4,758	(2,164)	(3,712)

Earnings before income taxes	82,514	58,246	52,693
Income taxes (4)	28,934	23,347	16,099

Net earnings	$53,580	$34,899	$36,594

Net earnings per share — basic	$1.56	$1.02	$1.08
Net earnings per share — diluted	1.54	1.01	1.07

Cash dividends declared per share (5)	$0.58	$0.37	$0.15

Balance Sheet Data (period end):

Working capital (including cash)	$84,108	$36,871	$35,700
Capital assets	250,645	226,624	210,416
Total assets	500,896	443,100	413,362
Long-term liabilities	50,364	19,405	34,613

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2)	Operating expenses include depreciation and amortization and general and administrative expenses.

(3)	Other income and expenses include total gains recorded on the sale of excess properties in Texas and British Columbia of $6.4 million ($4.1 million after tax) which we do not consider part of our recurring operations.

(4)	Income taxes in 2004 include taxes of $2.1 million recorded in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004. We do not consider these foreign exchange gains part of our recurring operations.

(5)	In addition to the cash dividends declared and paid in 2005, we declared a cash dividend of $0.18 per common share on January 27, 2006 relating to the quarter ended December 31, 2005, which is not included in this amount.
Results of Operations
Year Ended December 31, 2005 Compared to Year Ended December 31, 2004
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2005, approximately 40% of our revenues and approximately 45% of our operating costs were denominated in currencies other than the United States dollar, which is roughly consistent with the relative proportions in recent periods.

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United States Dollar Exchange Rate Comparison

Years ended December 31,	2005	% Change	2004	% Change	2003

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$1.1628	-3.1%	$1.1995	-7.5%	$1.2965
Euro	€0.8446	14.6%	€0.7371	-7.1%	€0.7938

Average exchange rate:
Canadian dollar	$1.2114	-6.9%	$1.3013	-7.1%	$1.4010
Euro	€0.8049	—	€0.8048	-9.1%	€0.8853
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect on reported auction revenues and operating expenses in our annual consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings essentially neutral.
Auction Revenues

Years ended December 31,	2005	2004	% Change

Auction revenues – United States(1)	$121,253	$104,618	16%
Auction revenues – Canada(1)	48,824	36,258	35%
Auction revenues – Europe(1)	26,609	26,988	-1%
Auction revenues – Other(1)	15,947	14,393	11%

Total auction revenues	$212,633	$182,257	17%

Gross auction sales	$2,092,841	$1,789,402	17%

Auction revenue rate	10.16%	10.19%
(1)	Information by geographic segment is based on auction location.
The increase in auction revenues in 2005 was primarily attributable to higher gross auction sales in the United States and Canada compared to the year ended December 31, 2004. Our agricultural division generated gross auction sales of $76.4 million in 2005 compared to $45.2 million in 2004. Our guarantee and inventory contracts represented 24% of our total gross auction sales in 2005, which is in a similar range to the levels experienced in prior years (23% in 2004 and 26% in 2003).
Our auction revenue rate was 10.16% for 2005, which was marginally higher than our expected range of 9.50% to 10.00%, and relatively consistent with the rate we achieved in 2004. We continue to believe that our sustainable average auction revenue rate will be in the range of 9.50% to 10.00%. Our past experience has shown that the auction revenue rate is difficult to estimate precisely. As a result, our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would

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have impacted auction revenues by approximately $2.1 million in 2005, of which approximately $1.4 million or $0.04 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.
Direct Expenses

Years ended December 31,	2005	2004	% Change

Direct expenses	$27,035	$23,472	15%
Direct expenses as a percentage of gross auction sales	1.29%	1.31%
Direct expenses are the costs we incur when we conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.
Our direct expense rate, which represents direct expenses as a percentage of gross auction sales, fluctuates from period to period based on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.
Our direct expense rate in 2005 was roughly consistent with the rate that we experienced in 2004, and is in line with our long-term expectation of a direct expense rate of approximately 1.30%.
Depreciation and Amortization Expense

Years ended December 31,	2005	2004	% Change

Depreciation and amortization expense	$13,172	$12,708	4%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets deployed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation and amortization in 2005 was roughly consistent with our 2004 experience. Our depreciation in future periods is expected to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Years ended December 31,	2005	2004	% Change

General and administrative expenses	$94,670	$85,667	10%
G&A as a percentage of gross auction sales	4.52%	4.79%
The major categories of general and administrative expenses, or G&A, in 2005 were as follows:
•	labour (salaries, wages, bonuses and benefits);

•	non-auction related travel;

•	telecommunications and utilities;

•	information technology;

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•	repairs and maintenance;

•	professional fees;

•	insurance; and

•	leases and rentals.
Although the absolute dollar value of our G&A increased in 2005, mainly as a result of a number of factors, including the currency fluctuation and higher costs associated with the significant growth of our business in recent periods, G&A as a percentage of gross auction sales in 2005 was less than in 2004. The improvement in this ratio is important because it demonstrates the leverage in our business – our gross auction sales can increase without an equivalent increase in operating expenses. During 2005 we experienced growth in many aspects of our business, including headcount, facilities, and infrastructure, and this growth resulted in increases in related G&A categories.
Although we expect G&A as a percentage of gross auction sales to decrease in the future, as a result of the leverage inherent in our business model, our G&A will continue to be affected by the expansion of our infrastructure and workforce necessary to support our growth objectives, as well as other factors including fluctuations in foreign exchange rates. In particular, we anticipate that our G&A will increase in 2006 as a result of new compensation related expenses that will be incurred in connection with changes to our compensation programs for our employees and also because of new expenditures relating to certain M07 initiatives. We estimate that the combined incremental effect on G&A of both of these new expenditures will be in the range of $3 million to $4 million for the year.
Interest Expense

Years ended December 31,	2005	2004	% Change

Interest expense	$2,224	$3,217	(31%)
Interest expense is comprised mainly of interest and bank charges paid on long-term and revolving debt and operating credit lines. Interest expense decreased in 2005 compared to the prior year because of lower average interest rates applicable to our debt.
Gain on Disposition of Capital Assets

Years ended December 31,	2005	2004	% Change

Gain on disposition of capital assets	$6,565	$229	—
The gain on disposition of capital assets in 2005 includes a $5.5 million gain recorded on the sale of excess land in Forth Worth, Texas, and a gain of $0.9 million recorded on the sale of surplus property in Prince George, British Columbia. Neither of these properties was being used in our operations. No such gains were recorded in 2004.
Income Taxes

Years ended December 31,	2005	2004	% Change

Income taxes	$28,934	$23,347	24%
Effective income tax rate	35.1%	40.1%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2005 was lower than the rate we experienced in 2004 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. In addition, in 2004 we realized foreign exchange gains at the subsidiary level on certain term debt that came due during the year and that resulted in an increase of $2.1 million in our income tax provision for 2004. Absent this component, our income tax rate for 2004 would have been 36.5%. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

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Net Earnings

Years ended December 31,	2005	2004	% Change

Net earnings before income taxes	$82,514	$58,246	42%
Net earnings	53,580	34,899	54%
Net earnings per share – basic	1.56	1.02	53%
Net earnings per share – diluted	1.54	1.01	53%
Excluding the impact of total gains of $6.4 million ($4.1 million, or $0.11 per diluted share, after tax) recorded on the sale of excess properties, which we do not consider part of our recurring operations, our net earnings for 2005 would have been $49.5 million, or $1.43 per diluted share. Earnings increased in 2005 compared to 2004 mainly as a result of higher gross auction sales, partially offset by increased G&A and income tax expenses.
Summary of Fourth Quarter Results
We earned auction revenues of $59.9 million and net earnings of $14.2 million, or $0.41 per basic and diluted share, during the fourth quarter of 2005, which compares to auction revenues of $57.1 million and net earnings of $11.3 million, or $0.34 per basic share and $0.33 per diluted share, in the fourth quarter of 2004. The fourth quarter is typically one of our stronger quarters, because of the seasonality of our business, as discussed above. Our gross auction sales were $589.9 million for the quarter ended December 31, 2005, which is an increase of 7% compared to the same period in 2004. The growth in our gross auction sales in the fourth quarter of 2005 compared to the equivalent period in 2004 was attributable mainly to increased sales in Canada and the United States.
Our auction revenue rate decreased to 10.16% in the fourth quarter of 2005 from 10.39% in the comparable period in 2004, mainly as a result of the performance of our underwritten business. Our underwritten business experienced an unusually high auction revenue rate in the last quarter of 2004 compared to our expected rate.
We experienced a 25% increase in our earnings in the fourth quarter of 2005 compared to the equivalent period in the prior year because higher auction revenues in 2005 were only partially offset by increased operating costs. Income taxes decreased in the fourth quarter of 2005 compared to the equivalent period in the prior year because of the non-recurring tax charges that we recorded in 2004.
We repaid long-term debt of $31.6 million during the fourth quarter of 2005, and replaced it with a five-year term loan in the amount of $30.0 million. Capital asset additions were $12.9 million for the quarter, compared to $8.2 million in the comparable period in 2004. Our capital expenditures in the fourth quarter of 2005 related primarily to construction of our new permanent auction site in Nashville, Tennessee, completion of the acquisition of our new property in Houston, Texas and improvements to our existing auction site in Orlando, Florida. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further decrease in our reported capital assets on our consolidated balance sheet of $0.7 million in the fourth quarter of 2005 compared to an increase of $6.2 million in the equivalent period in 2004.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2005. All dollar amounts in the following tables and related footnotes are stated in thousands of United States dollars, except per share data.

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	Q4 2005	Q3 2005	Q2 2005		Q1 2005

Gross auction sales (1)	$589,865	$364,005	$682,711		$456,260

Auction revenues	$59,933	$38,430	$65,692		$48,578
Net earnings	14,203	4,568	21,134	(2)	13,675	(3)

Net earnings per share — basic	$0.41	$0.13	$0.62	(2)	$0.40	(3)
Net earnings per share — diluted	0.41	0.13	0.61	(2)	0.40	(3)

	Q4 2004		Q3 2004		Q2 2004	Q1 2004

Gross auction sales (1)	$549,796		$307,188		$553,776	$378,642

Auction revenues	$57,142		$31,449		$55,996	$37,670
Net earnings	11,335	(4)	1,810	(4)	15,164	6,590

Net earnings per share — basic	$0.34	(4)	$0.05	(4)	$0.44	$0.19
Net earnings per share — diluted	0.33	(4)	0.05	(4)	0.44	0.19

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the second quarter of 2005 include a gain of $938 recorded on the sale of excess property ($769 after tax). Excluding this gain, net earnings would have been $20,365, or $0.59 per basic and diluted share.

(3)	Net earnings in the first quarter of 2005 include a gain of $5,493 recorded on the sale of redundant property ($3,296 after tax). Excluding this gain, net earnings would have been $10,379, or $0.30 per basic and diluted share.

(4)	Net earnings in the third and fourth quarters of 2004 include income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding these non-recurring charges, net earnings would have been $2,698, or $0.08 per basic and diluted share, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.
Liquidity and Capital Resources

December 31,	2005	2004	% Change

Working capital	$84,108	$36,871	128%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at December 31, 2005 exceeded the amount we need to satisfy our present operating requirements.
As discussed in more detail below, we refinanced the majority of our term and revolving debt in 2005. Approximately $35 million of this debt was recorded as current portion of long-term debt in our 2004

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financial statements. In our 2005 financial statements, the new debt of $42.9 million is recorded in long-term debt, and this is part of the reason for the increase in our working capital.
Contractual Obligations

	Payments Due by Year
	Total	In 2006	In 2007	In 2009	After 2010
			and 2008	and 2010

Long-term debt obligations	$43,542	$220	$422	$12,900	$30,000
Operating leases obligations	2,577	1,234	1,101	242	–
Other long-term obligations	516	–	516	–	–

Total contractual obligations	$46,635	$1,454	$2,039	$13,142	$30,000
Our long-term debt in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years. Our operating leases related primarily to land on which we operate regional auction units. These properties are located in the United States, Australia, Singapore, Mexico, Italy, Canada and the United Arab Emirates.
In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2005 from these guarantee contracts was $29.0 million (compared to $20.9 million at December 31, 2004), which will be offset by the proceeds that we receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.
Cash Flows

December 31,	2005	2004	% Change

Cash provided by (used in):
Operations	$85,071	$58,656	45%
Investing	(32,207)	(24,555)	(31%)
Financing	(13,137)	(24,622)	47%
Capital asset additions were $42.7 million for 2005 compared to $23.5 million in 2004. Our capital expenditures in 2005 included the following:
•	Construction of our new permanent auction sites in Sacramento, California and Nashville, Tennessee;

•	Acquisition of approximately 125 acres of land in Houston, Texas for cash consideration of $8.5 million, and commencement of construction on our new permanent auction site on that property;

•	Acquisition of approximately 160 acres of land in Denver, Colorado for cash consideration of $3.5 million;

•	Acquisition of approximately 62 acres of land in Saskatoon, Saskatchewan for cash consideration of $0.4 million; and

•	Improvements to our existing auction sites in various locations, including Orlando, Florida and Atlanta, Georgia.
We intend to build new permanent auction sites on the new properties in Houston and Denver, to replace our existing permanent auction sites in those locations. Our cost of constructing a permanent auction site has typically been in the range of $10 million to $20 million in recent periods. We intend to develop the

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property in Saskatoon by constructing a modest auction facility intended mainly for agricultural auctions. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a decrease of $1.8 million in the capital assets reported on our consolidated balance sheet as at December 31, 2005, compared to a $7.4 million increase in 2004.
We intend to expand our network of auction sites by building facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. We intend to add or replace an average of two auction sites per year, and possibly up to four sites per year starting in 2007.
Over the next five years, we intend to increase our average annual capital expenditures to approximately $50 million per year, as we take steps to accelerate the expansion of our network of auction sites. Additional expenditures will also be required to achieve our M07 strategic initiatives, depending on the scope of our required system improvements, primarily for software, hardware and related systems. Future capital expenditures will be funded primarily from working capital or draws on available credit facilities.
We paid regular quarterly cash dividends totaling $0.58 per share in 2005, for total dividend payments of $19.9 million, compared to total dividend payments of $12.6 million in 2004. On January 27, 2006, our Board of Directors declared a quarterly cash dividend of $0.18 per common share relating to the quarter ended December 31, 2005. The dividend will be payable on March 17, 2006 to shareholders of record on February 24, 2006 in the amount of approximately $6.2 million.
Debt

December 31,	2005	2004	% Change

Long-term debt (including current portion of long-term debt)	$43,542	$45,925	(5%)
During the year ended December 31, 2005 we refinanced term and revolving debt in the amount of $43.8 million. The refinancing consisted of two five-year term loans in the principal amounts of $12.9 million and $30.0 million, due in periodic payments of interest only, with the full amount of the principal due in 2010 and 2011, respectively. The interest rate applicable to these term loans is set for five years at 4.429% and 5.61%, respectively. At December 31, 2005, we were in compliance with all of the financial covenants applicable to our long-term debt.
In addition to our long-term debt, we have available revolving credit facilities as follows:

December 31,	2005	2004

Revolving credit facilities – total available:	$118,200	$129,499

Revolving credit facilities – total unused:	$118,200	$113,999
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The UK and Australia. We had no floating rate debt at December 31, 2005.

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Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2006	In 2007	In 2008	In 2009	In 2010

Interest expense on long-term debt	$2,294	$2,277	$2,261	$2,254	$1,992
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2005, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 45% of our operating costs were denominated in currencies other than the United States dollar. We have not hedged against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.
During the year ended December 31, 2005 we recorded a decrease in our foreign currency translation adjustment balance of $2.2 million, compared to an increase of $8.8 million in 2004. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Decreases in this balance arise primarily from the weakening of non-United States currencies against the United States dollar. During 2005, the Euro weakened against the United States dollar and the impact of this decline on our balance sheet was only partially mitigated by the strengthening of the Canadian dollar.
Transactions with Related Parties
During 2005 we paid approximately $0.8 million to D.E.R. Resorts Ltd. (or Resorts), a company controlled by David E. Ritchie, the Chairman of our Board of Directors and our former Chief Executive Officer. The costs were incurred pursuant to agreements, approved by our Board of Directors, by which Resorts agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers and guests. The agreements set forth the fees and costs per excursion, which were based on market prices for similar types of facilities and excursions. We believe that the terms of the agreements were at least as favorable to us as we could have obtained from a third party. We have entered into similar agreements with Resorts in the past and intend to do so in the future.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

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•	expansion of the geographic markets and market segments in which we conduct auctions, including the world market for used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

•	our key strengths;

•	our ability to draw consistently significant numbers of local and international bidders to our auctions;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and income tax rates;

•	the effect on our general and administrative expenses and operating leverage of expanded infrastructure and workforce, our M07 initiative and growth of our business;

•	our future capital expenditures;

•	our M07 strategic initiative, the timing of its implementation and its effect on our business, results of operations and capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Our guarantee and outright purchase contracts and advances to consignors may result in us incurring losses.
Approximately 75% of our business is conducted on a straight commission basis. In certain situations we will either offer to:

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•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may need to make payments to buyers if we are not able to deliver clear title on the assets sold at our auctions, which may result in us incurring losses.
Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid. If we are unable to deliver clear title, we provide the buyer with a full refund. While we exercise considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	successfully managing expansion;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	successfully integrating new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

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•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We will need to hire additional employees to manage any growth that we achieve. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
Our business would be harmed if there were decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

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We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax regulations, may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Our revenues and profitability could be reduced as a result of competition in our core markets.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them.
The growth and performance of our business in the future will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our internet-related initiatives, which are subject to technological obsolescence and potential service interruptions, may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties which are licensed to us in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to

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adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an Oracle enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to expand our business.
We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an Oracle enterprise resource planning system. Our business and results of operations could be harmed if our Oracle implementation, which is expected to happen in phases starting in 2006, is not successful. In addition, any difficulties with our Oracle implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which would negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act.
We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.
Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

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Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.
A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.
Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
We may not continue to pay regular cash dividends.
We declared and paid quarterly cash dividends of $0.18 per outstanding common share relating to the third and fourth fiscal quarters of 2005 and $0.11 per share in connection with the first and second quarters of 2005. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

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